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SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newmark Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 S. Broadway
(No. and Street)

Tyler	Texas	75702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, David Dial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newmark Securities, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM SNOWDEN
Notary Public
STATE OF TEXAS
My Comm. Exp. 8-26-2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control .

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEWMARK SECURITIES, LTD.
(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

NEWMARK SECURITIES, LTD.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENTS OF INCOME (LOSS)		3
STATEMENT OF CHANGES IN PARTNERS' CAPITAL		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENTS OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 9
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		15 - 16

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

General Partner
Newmark Securities, Ltd.

We have audited the accompanying statement of financial condition of Newmark Securities, Ltd. (a development stage company), as of December 31, 2002, and the related statements of income (loss), changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income (loss), changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows of Newmark Securities, Ltd. for the period from inception (March 31, 2000) to December 31, 2001 were audited by other auditors whose report dated February 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2002 financial statements referred to above present fairly, in all material respects, the financial position of Newmark Securities, Ltd., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 5, 2003

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2002

ASSETS

Assets	
Cash	$ 19,153
Receivable from clearing broker/dealer	63
Deposit with clearing broker/dealer	250,712
Other assets	7,354
Total Assets	$ 277,282

LIABILITIES & PARTNERS' CAPITAL

Liabilities	
Accounts payable	$ 11,225
Subordinated liabilities	250,000
Total Liabilities	261,225
Partners' Capital	16,057
Total Liabilities and Partners' Capital	$ 277,282

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statements of Income (Loss)
For the Year Ended December 31, 2002
and for the Period from Inception (March 31, 2000) to December 31, 2002

	For the year Ended December 31, 2002	For the Period From Inception (March 31, 2000) to December 31, 2002
Revenue		
Commissions income	$ 9,932	$ 9,932
Interest	316	316
Other	839	839
Total Revenue	11,087	11,087
Expenses		
Clearing charges	3,179	3,179
Occupancy and equipment costs	6,734	12,942
Data processing costs	94,470	141,343
Regulartory fees and expense	10,002	15,478
Other	5,407	54,776
Total Expenses	119,792	227,718
NET (LOSS)	$ (108,705)	$ (216,631)

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statement of Changes in Partners' Capital
For the Period from Inception (March 31, 2000) to December 31, 2002

	General Partner	Limited Partner	Total
Inception, March 31, 2000	$ --	$ --	$ --
Capital contributions	132	132,556	132,688
Cumulative net losses	(108)	(107,818)	(107,926)
Balance, December 31, 2001	24	24,738	24,762
Capital contributions	100	99,900	100,000
Net loss	(109)	(108,596)	(108,705)
Balance, December 31, 2002	$ 15	$ 16,042	$ 16,057

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Period from Inception (March 31, 2000) to December 31, 2002

Inception, March 31, 2000	$ --
Additions	--
Retirements	--
Balance, December 31, 2001	--
Additions	250,000
Retirements	--
Balance, December 31, 2002	$ 250,000

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended December 31, 2002
and For the Period from Inception (March 31, 2000) to December 31, 2002

	For the Year Ended December 31, 2002	For the Period From Inception (March 31, 2000) to December 31, 2002
Cash Flows From Operating Activities		
Net income (loss)	$ (108,705)	$ (216,631)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
(Increase) in deposit with clearing broker/dealer	(250,775)	(250,775)
(Increase) decrease in other assets	819	(7,354)
Increase (decrease) in accounts payable	11,225	11,225
Net Cash Provided (Used) by Operating Activities	(347,436)	(463,535)
Cash Flows From Financing Activities		
Capital contributions	100,000	232,688
Proceeds from subordinated debt	250,000	250,000
Net Cash Provided (Used) by Financing Activities	350,000	482,688
Net increase in cash	2,564	$ 19,153
Cash at beginning of year	16,589	
Cash at end of year	$ 19,153	

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

Newmark Securities, Ltd. (the "Partnership") is a limited partnership formed July 6, 1999, under the laws of the State of Texas. Inception for financial reporting purposes is considered to be March 31, 2000, the day operations began.

The Partnership became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(k)(2)(ii) in early 2001. Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers.

The Partnership's general partner, Newmark Management, LLC owns .1%, and its limited partner, Newmark Companies, LLC, owns 99.9%. Income and loss are allocated to partners based on their percentage of ownership.

Securities Transactions

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

Income Taxes

The Partnership's net income is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 - Development Stage Operations

The Partnership is a development stage company since it has not commenced principal operations as of December 31, 2002. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. The Partnership's intention is to operate as a broker/dealer offering day trading services in the near future. Cumulative losses incurred during the development stage aggregated $216,631 at December 31, 2002.

Note 3 - Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 4 - Related Party Transactions

An affiliate provided office space for the Partnership for $500 per month under a month to month operating lease in 2002. Rent expense aggregated $6,000 in 2002 and $12,000 since inception. Another affiliate has also provided general and administrative services at no charge since inception.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2002, the Partnership had net capital of approximately $253,689 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii).

Note 7 - Subordinated Debt

Subordinated debt is due to Hause International, bears no interest and matures September 30, 2005. Such debt has been approved by the National Association of Securities Dealers, Inc. as a satisfactory subordination qualifying for inclusion as net capital under the rules of the S.E.C.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2002

Schedule I

NEWMARK SECURITIES, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Net Capital

Total ownership equity qualified for net capital	$ 16,057
Liabilities subordinated to claims of general creditors	250,000
Total capital and allowable subordinated liabilities	266,057
Deductions and/or charges	
Non-allowable assets:	
Other assets	(7,354)
Net capital before haircuts on securities positions	258,703
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Money market mutual fund	(5,014)
Net capital	$ 253,689

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 11,225
Total aggregate indebtedness	$ 11,225

Schedule I (continued)

NEWMARK SECURITIES, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 749
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 153,689
Excess net capital at 1000%	$ 252,566
Ratio: Aggregate indebtedness to net capital	0.04 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

NEWMARK SECURITIES, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2002

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

General Partner
Newmark Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Newmark Securities, Ltd., (the "Partnership"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 5, 2003